Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Other Ratios
As of September 30, 2014
(Amounts in thousands except ratios)

Total Senior Secured Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The total senior secured debt to Adjusted EBITDA ratio is defined as consolidated senior secured debt less unrestricted cash divided by Adjusted EBITDA. The deduction for unrestricted cash is limited to $700 million of cash and marketable securities other than shares of Rice Energy.

Total senior secured debt less unrestricted cash	$(84,375)

Adjusted EBITDA (1)	$534,307

Total senior secured debt less unrestricted cash to Adjusted EBITDA ratio	(0.16)

(1) Adjusted EBITDA is defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in this Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

Coal sales realization per ton: Coal sales realization per ton is defined as coal revenues divided by tons sold.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Revenues:
Coal revenues:
Eastern steam	$417,759	$425,097	$1,297,764	$1,361,387
Western steam	109,602	126,865	318,778	365,188
Metallurgical	393,472	476,885	1,176,364	1,565,837
Total	$920,833	$1,028,847	$2,792,906	$3,292,412

Tons sold:
Eastern steam	7,183	6,726	22,254	21,779
Western steam	9,280	10,087	26,635	28,825
Metallurgical	4,773	5,034	13,656	15,705
Total	21,236	21,847	62,545	66,309

Coal sales realization per ton:
Eastern steam	$58.16	$63.21	$58.32	$62.51
Western steam	$11.81	$12.58	$11.97	$12.67
Metallurgical	$82.45	$94.73	$86.14	$99.70
Average	$43.36	$47.09	$44.65	$49.65